                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                 AMENDMENT NO. 4

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           RESTORATION HARDWARE, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)


                                    760981100
                                 (CUSIP Number)

                                  CELIA FELSHER
                      RESERVOIR CAPITAL MANAGEMENT, L.L.C.
                               650 MADISON AVENUE
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 29, 2002
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 760981100
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSON

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Reservoir Capital Management, L.L.C.
------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                         (a)  [ ]
                                                         (b)  [x]

------------------------------------------------------------------------------
         (3)      SEC USE ONLY


-------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                             WC
-------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


-------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------

                           (7)    SOLE VOTING POWER


                                  2,518,094
NUMBER OF         -------------------------------------------------------------
SHARES                     (8)    SHARED VOTING POWER
BENEFICIALLY                      0
OWNED BY          -------------------------------------------------------------
EACH REPORTING             (9)    SOLE DISPOSITIVE POWER
PERSON WITH
                                  2,518,094

                  -------------------------------------------------------------
                          (10)    SHARED DISPOSITIVE POWER

                                  0
                  -------------------------------------------------------------

         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                   2,518,094
                  ------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]

------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       7.8
------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                       OO
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100
------------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Group, L.L.C.
------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [ ]
                                                        (b)  [x]

------------------------------------------------------------------------------
         (3)      SEC USE ONLY

 ------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                   WC
------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

-----------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-----------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
                                    2,518,094
                  -----------------------------------------------------------

NUMBER OF                  (8)      SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY          -----------------------------------------------------------
EACH REPORTING             (9)      SOLE DISPOSITIVE POWER
PERSON WITH
                                    2,518,094
                  -----------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------

         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                    2,518,094
-----------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
-----------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       7.8
-----------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **

                                       00
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100

-------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Reservoir Capital Partners, L.P.
------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                          (a)  [ ]
                                                          (b)  [x]
------------------------------------------------------------------------
         (3)      SEC USE ONLY


------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                             WC
------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER

                                    2,152,629
NUMBER OF         ------------------------------------------------------
SHARES                     (8)      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                            0
EACH REPORTING    ------------------------------------------------------
PERSON WITH                (9)      SOLE DISPOSITIVE POWER

                                    2,152,629
                  ------------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER


                                    0
------------------------------------------------------------------------

         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                    2,152,629
------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]

------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       6.7
------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                       PN
------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Associates, L.P.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a) [ ]
                                                               (b) [x]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

 -------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                 WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                           (7)     SOLE VOTING POWER

                                   3,544
                   -------------------------------------------------------------

NUMBER OF                  (8)     SHARED VOTING POWER
SHARES
BENEFICIALLY                       0
OWNED BY           -------------------------------------------------------------
EACH REPORTING             (9)     SOLE DISPOSITIVE POWER
PERSON WITH                        3,544
                  --------------------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                  --------------------------------------------------------------

          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                      3,544
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **

                                       PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 760981100
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Master Fund, L.P.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a)  [ ]
                                                                       (b)  [x]

--------------------------------------------------------------------------------
         (3)      SEC USE ONLY


--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [  ]


--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
--------------------------------------------------------------------------------

                           (7)      SOLE VOTING POWER

                                    361,921
--------------------------------------------------------------------------------
                           (8)      SHARED VOTING POWER
NUMBER OF
SHARES                              0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY                   (9)      SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH                         361,921
                  --------------------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------

         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                    361,921
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]

--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    1.1
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **

                                    PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

     This statement on Schedule 13D (this "Amendment to Schedule 13D") hereby amends the Schedule 13D filed on April 2, 2001 (the "Original 13D") by Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM"), Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA") and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), as amended by Amendment No. 1 to Schedule 13D filed on April 19, 2001, Amendment No. 2 to Schedule 13D filed on September 10, 2001 and Amendment No. 3 to Schedule 13D filed on November 16, 2001 with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation.

     In this Amendment to Schedule 13D, each of RCM, RCG, RCP, RCA and RCMF may be referred to as a "Reporting Person," and collectively as the "Reporting Persons." RCP, RCA and RCMF, collectively, may be referred to as the "Reservoir Entities."

     Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Original 13D.

     The Items of the Original 13D, as amended, set forth below are hereby amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the Amendment to Letter Agreement referenced below, the Reporting Persons are no longer members of a group. Accordingly, the ownership percentages reflected on the cover pages to this Amendment to Schedule 13D have been recomputed excluding the shares beneficially owned by the other members of the group.

     RCP and RCMF have effected the short sales transactions described in Annex 1 attached hereto. All such sales were made through market makers over the NASDAQ.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to Item 4 of the Original 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships among the persons named in Item 2 of the Original 13D and between such persons and any person with respect to any securities of the Company. Pursuant to an Amendment to Letter Agreement dated as of March 21, 2001 among Palladin Capital IX, LLC ("Palladin"), the Reservoir Entities and Glenhill Capital LP ("Glenhill") and the other signatories thereto (the "Letter Agreement"), effective as of November 1, 2001 ("Amendment to Letter Agreement"), each of Palladin, the Reservoir Entities and Glenhill amended Section 2 of the Letter Agreement (attached as Exhibit 4 to the Original 13D), providing for the deletion of Section 2 of the Letter Agreement in its entirety. Section 2 of the Letter Agreement provided for certain voting arrangements among the Reservoir Entities, Glenhill and Palladin with respect to various events.

     Reference is made to Item 5 of this Amendment to Schedule 13D, which is incorporated by reference herein, for the description of certain short sales contracts entered into by RCP and RCMF referred to in the Letter Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Amendment to Letter Agreement dated as of March 21, 2001 among Palladin Capital IX, LLC, Reservoir Capital Partners, L.P., Reservoir Capital Associates, L.P., Reservoir Capital Master Fund, L.P. and Glenhill Capital LP and the other signatories thereto, effective as of November 1, 2001.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this Amendment to Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated: May 14, 2002

                                     RESERVOIR CAPITAL MANAGEMENT, L.L.C.

                                     By: /s/ Daniel H. Stern
                                        -----------------------------------
                                     Name:  Daniel H. Stern
                                     Title: President


                                     RESERVOIR CAPITAL GROUP, L.L.C.

                                     By: /s/ Daniel H. Stern
                                        ---------------------------------
                                     Name: Daniel H. Stern
                                     Title: President


                                     RESERVOIR CAPITAL PARTNERS, L.P.

                                     By: Reservoir Capital Group, L.L.C.
                                         General Partner

                                     By: /s/ Daniel H. Stern
                                        ----------------------------------
                                     Name: Daniel H. Stern
                                     Title: President


                                     RESERVOIR CAPITAL ASSOCIATES, L.L.C.

                                     By: Reservoir Capital Group, L.L.C.,
                                         General Partner

                                     By: /s/ Daniel H. Stern
                                        -----------------------------------
                                     Name: Daniel H. Stern
                                     Title: President


                                     RESERVOIR CAPITAL MASTER FUND, L.P.

                                     By: Reservoir Capital Group, L.L.C.,
                                         General Partner

                                     By: /s/ Daniel H. Stern
                                        -------------------------------------
                                     Name: Daniel H. Stern
                                     Title: President

                                                                         Annex 1

                            Short Sales Transactions

|-------|-----------------------|--------------------|------------------|
| Name  |   Date of Transaction |  Shares of Common  |   Price Per Share|
|       |                       |   Stock Disposed   |                  |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      02/06/2002       |      43,505        |   $10.2471       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      02/07/2002       |      14,131        |     9.8348       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      02/08/2002       |      29,717        |    10.0063       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      02/11/2002       |      66,799        |    10.0144       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      02/12/2002       |      25,692        |    10.0093       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      02/13/2002       |      34,256        |    10.0105       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      04/29/2002       |      34,256        |    11.8497       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      04/30/2002       |      42,820        |    11.7697       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      05/01/2002       |         856        |       11.5       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      05/02/2002       |      42,820        |     11.504       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      05/03/2002       |      11,990        |    11.5079       |
|-------|-----------------------|--------------------|------------------|
|  RCP  |      05/06/2002       |       7,708        |      11.38       |
|-------|-----------------------|--------------------|------------------|
|       |                       |                    |                  |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      02/06/2002       |       7,295        |   $10.2471       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      02/07/2002       |       2,369        |     9.8348       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      02/08/2002       |       4,983        |    10.0063       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      02/11/2002       |      11,201        |    10.0144       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      02/12/2002       |       4,308        |    10.0093       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      02/13/2002       |       5,744        |    10.0105       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      04/29/2002       |       5,744        |    11.8497       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      04/30/2002       |       7,180        |    11.7697       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      05/01/2002       |         144        |       11.5       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      05/02/2002       |       7,180        |     11.504       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      05/03/2002       |       2,010        |    11.5079       |
|-------|-----------------------|--------------------|------------------|
| RCMF  |      05/06/2002       |       1,292        |      11.38       |
|-------|-----------------------|--------------------|------------------|